

Via U.S. Mail and Facsimile (770/206-4243)

Mail Stop 4631

February 24, 2010

Evan L. Hart
Senior Vice President and Chief Financial Officer
Mueller Water Products, Inc.
1200 Abernathy Road N.E.
Atlanta, Georgia 30328

> **Re: Mueller Water Products, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2009**
> **Filed November 24, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 16, 2009**
> **File No. 001-32892**

Dear Mr. Hart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Exhibit Index, page 59</u>

1. It appears that you have omitted the schedules and exhibits referenced in exhibits

10.1, 10.1.1 and 10.1.2. Please re-file these schedules and exhibits with your next Exchange Act report. See Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement

Director Attendance at Board, Committee and Annual Meetings, page 17

2. In future filings, please disclose the number of committee meetings held by each committee of the board during the last fiscal year pursuant to Item 407(b)(3) of Regulation S-K.

Annual Cash Incentive Awards, page 38

3. We note disclosure on page 38 that individual goals have a total weight of 30% of the total cash incentive target. We also note that Messrs. Hyland, Fish and Torok were awarded annual cash incentive awards which represent twice the target incentives for personal goals for these executives under the Management Incentive Program. Please disclose how the Committee assessed performance in relation to the respective individual goals and describe why such performance resulted in twice the target incentives for personal performance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Pamela Long
Assistant Director